SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English translation of a press release entitled “Notice of Offer Price” that was filed with the Tokyo Stock Exchange on January 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 19, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Corporate Executive Vice President
ORIX Corporation

January 18, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

ORIX Corporation

(Code number: 8591)

Notice of Offer Price

TOKYO, Japan – January 18, 2005 – ORIX Corporation (the “Company”, TSE: 8591; NYSE: IX), a leading integrated financial services group, today has determined the offer price of the secondary offering of its shares currently held by Sojitz Corporation, and other terms that were undetermined in connection with the secondary offering of Shares resolved on January 5, 2005.

1. Secondary Offering of Shares (offering by way of underwriting)

(1)	Offer Price:	13,631 Japanese yen per share

(2)	Aggregate Offer Price:	6,406,570,000 Japanese yen

(3)	Underwriting Price:	13,005.05 Japanese yen per share

(4)	Aggregate Underwriting Price:	6,112,373,500 Japanese yen

(5)	Application Period:	From January 19, 2005 (Wednesday) to January 21, 2005 (Friday)

(6)	Delivery Date:	January 27, 2005 (Thursday)

2. Secondary Offering of Shares (offering by way of over-allotment) (See Note 2 below)

(1)	Number of Shares to be Offered:	65,000 shares of common stock of the Company (the “Shares”).

(2)	Offer Price:	13,631 Japanese yen per share

(3)	Aggregate Offer Price:	886,015,000 Japanese yen

(4)	Application Period:	From January 19, 2005 (Wednesday) to January 21, 2005 (Friday)

(5)	Delivery Date:	January 27, 2005 (Thursday)

Attention

This document is a translation of a press release that was filed with the Tokyo Stock Exchange, Inc. on January 18, 2005 by ORIX Corporation. This document is not an offer to sell or a solicitation of any offer to buy the securities of ORIX Corporation in the United States or any other country. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from such registration requirement under the Securities Act. The secondary offering described in the document is limited to investors in Japan and no offering of securities will be made in the United States or any other country (except Japan) in connection with such secondary offering.

[Notes]

Note 1. Calculation of offer price:

Calculation date and closing price:	January 18, 2005 (Tuesday) and 13,910 Japanese yen

Applied discount rate:	2.0%

Note 2. The Secondary Offering by way of over-allotment

The offering by way of over-allotment is a secondary offering of 65,000 shares to be borrowed by Daiwa Securities SMBC Co. Ltd. from the Company’s shareholder after taking into account the market demand for the offering by way of underwriting.

Relating to the above, Daiwa Securities SMBC Co. Ltd. will have an option to purchase additional common stock of the Company from the shareholder up to the number of shares to be sold in the offering by way of over-allotment (“Greenshoe Option”). Such option will be effective between January 22, 2005 (Saturday) and February 18, 2005 (Friday).

Daiwa Securities SMBC Co. Ltd. may conduct stabilizing transactions with regard to common stock of the Company during the application period for the offering by way of underwriting and the offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed shares.

Daiwa Securities SMBC Co. Ltd. may also purchase common stock of the Company (“Syndicate Cover Transaction”) on the Tokyo Stock Exchange, Inc., up to the number of shares to be sold in the offering by way of over-allotment. Such purchases will be made between January 22, 2005 (Saturday) and February 18, 2005 (Friday). Shares purchased through the Syndicate Cover Transaction will be used to return borrowed shares.

If the shares Daiwa Securities SMBC Co. Ltd. obtain through the two transactions described above are not sufficient to return all the borrowed shares, Daiwa Securities SMBC Co. Ltd. intends to exercise the Greenshoe Option for the number of shares to be sold in the offering by way of over-allotment less the shares obtained through the two transactions described above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

Attention

This document is a translation of a press release that was filed with the Tokyo Stock Exchange, Inc. on January 18, 2005 by ORIX Corporation. This document is not an offer to sell or a solicitation of any offer to buy the securities of ORIX Corporation in the United States or any other country. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from such registration requirement under the Securities Act. The secondary offering described in the document is limited to investors in Japan and no offering of securities will be made in the United States or any other country (except Japan) in connection with such secondary offering.